

ERSTE BANK

AD HOC INFORMATION

Vienna, 25 January 2006

Please note: This is a translation; only the German version of this news release is authentic

Distribution in or into the USA, Canada, Japan or Australia not permitted.

Highly successful capital increase by Erste Bank

- **Offer price per share set at EUR 45**
- **Largest ever capital markets transaction in Austria with a transaction volume (excluding over-allotment option) of EUR 2.653 billion**
- **Strong interest from Austrian retail investors and international institutional investors**
- **Approx. 60% of the rights were exercised**
- **Shares not taken up in rights offering were 1.7 times oversubscribed (excluding over-allotment option)**

Following today's early close of the subscription and offer period, Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) set the offer price for its capital increase at EUR 45 per share. After deducting the proposed dividend for 2005 of 55 cents per share, this represents a discount of 0.7% to the closing price on Wednesday, 25 January, of EUR 45.85. The Offering consisted of a rights issue and a global offering of Shares in respect of which rights were not exercised.

The capital increase represents the largest capital markets transaction to be effected in Austria on the Vienna Stock Exchange.

The very strong investor demand resulted in a highly successful Offering. Due to strong investor interest, the full capital increase of 5,895,360 new shares was allocated – as a result of which, assuming a full exercise of the underwriters' over-allotment option, 64,848,960 shares were placed with investors. Erste Bank's existing share capital of EUR 486,367,200 has therefore been increased (excluding the over-allotment option) by 24.2% to EUR 604,274,400. The new shares will be eligible for dividends for the full financial year 2006. As the new shares are not entitled to the 2005 dividend, the new shares will trade with a new ISIN on the stock exchange until the ex-dividend date. Erste Bank and DIE ERSTE österreichische Spar-Casse Privatstiftung have agreed to a lock up of 180 days.

The global offering consisting of shares not subscribed for in the rights offering was 1.7 times subscribed (excluding the over-allotment option).

After the capital increase the market capitalization of the company will rise from about EUR 11.3 billion to about EUR 13.9 billion. The new shares are expected to start trading on the Vienna Stock Exchange on 27 January 2006. Settlement is expected to take place on 1 February 2006.

Erste Bank will use the proceeds of the capital increase primarily to finance the acquisition of a 62% majority stake in Banca Comerciala Romana (BCR), the No. 1 bank in Romania, and to improve Erste Bank's own capital base.

DIE ERSTE österreichische Spar-Casse Privatstiftung, which is Erste Bank's largest shareholder, with a shareholding of 32.2% prior to this transaction, has subscribed to 15.6 million shares and will now hold 30.5%, assuming the over allotment option is exercised in full. Members of the savings banks group have taken up almost all of their rights and their combined shareholding post the transaction remains unchanged at around 7%. The Austria Verein which previously had a stake of 6%, has exercised sufficient rights in order to remain at a shareholding of above 5%. Following the offering, the free float of Erste Bank shares has increased to 64.5% (including the members of the savings bank group (Sparkassen)).

Erste Bank, Goldman Sachs and JPMorgan acted as Joint Bookrunners and Joint Global Coordinators of the equity offering. Citigroup, Credit Suisse and ABN AMRO Rothschild acted as co-lead managers for this transaction.



INVESTOR INFORMATION

Vienna, 25 January 2006

Please note: This is a translation; only the German version of this news release is authentic

Distribution in or into the USA, Canada, Japan or Australia not permitted.

Highly successful capital increase by Erste Bank

- **Offer price per share set at EUR 45**
- **Largest ever capital markets transaction in Austria with a transaction volume (excluding over-allotment option) of EUR 2.653 billion**
- **Strong interest from Austrian retail investors and international institutional investors**
- **Approx. 60% of the rights were exercised**
- **Shares not taken up in rights offering were 1.7 times oversubscribed (excluding over-allotment option)**

Following today's early close of the subscription and offer period, Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) set the offer price for its capital increase at EUR 45 per share. After deducting the proposed dividend for 2005 of 55 cents per share, this represents a discount of 0.7% to the closing price on Wednesday, 25 January, of EUR 45.85. The Offering consisted of a rights issue and a global offering of Shares in respect of which rights were not exercised.

The capital increase represents the largest capital markets transaction to be effected in Austria on the Vienna Stock Exchange.

The very strong investor demand resulted in a highly successful Offering. Due to strong investor interest, the full capital increase of 5,895,360 new shares was allocated – as a result of which, assuming a full exercise of the underwriters' over-allotment option, 64,848,960 shares were placed with investors. Erste Bank's existing share capital of EUR 486,367,200 has therefore been increased (excluding the over-allotment option) by 24.2% to EUR 604,274,400. The new shares will be eligible for dividends for the full financial year 2006. As the new shares are not entitled to the 2005 dividend, the new shares will trade with a new ISIN on the stock exchange until the ex-dividend date. Erste Bank and DIE ERSTE österreichische Spar-Casse Privatstiftung have agreed to a lock up of 180 days.

The global offering consisting of shares not subscribed for in the rights offering was 1.7 times subscribed (excluding the over-allotment option).

After the capital increase the market capitalization of the company will rise from about EUR 11.3 billion to about EUR 13.9 billion. The new shares are expected to start trading on the Vienna Stock Exchange on 27 January 2006. Settlement is expected to take place on 1 February 2006.

"We were delighted with the strong demand from institutional and retail investors. I believe that the successful placement of our offering underscores investor confidence in the growth prospects and the excellent strategic positioning of Erste Bank", said Andreas Treichl, CEO of the Bank, commenting on demand for the capital increase.

"Feedback from investors during our road show showed that the Erste Bank share is seen as offering a powerful combination of growth, value and security. In addition, there was a general consensus that the Erste Bank share offers considerable upside, since we are well positioned to increasingly benefit from growth opportunities in Central and Eastern Europe. Investors were also

attracted by Erste Bank's prospects in Austria, thanks to a healthy core business," added Reinhard Ortner, Erste Bank's CFO.

Erste Bank will use the proceeds of the capital increase primarily to finance the acquisition of a 62% majority stake in Banca Comerciala Romana (BCR), the No. 1 bank in Romania, and to improve Erste Bank's own capital base.

DIE ERSTE österreichische Spar-Casse Privatstiftung, which is Erste Bank's largest shareholder, with a shareholding of 32.2% prior to this transaction, has subscribed to 15.6 million shares and will now hold 30.5%, assuming the over allotment option is exercised in full. Members of the savings banks group have taken up almost all of their rights and their combined shareholding post the transaction remains unchanged at around 7%. The Austria Verein which previously had a stake of 6%, has exercised sufficient rights in order to remain at a shareholding of above 5%. Following the offering, the free float of Erste Bank shares has increased to 64.5% (including the members of the savings bank group (Sparkassen)).

Erste Bank, Goldman Sachs and JPMorgan acted as Joint Bookrunners and Joint Global Coordinators of the equity offering. Citigroup, Credit Suisse and ABN AMRO Rothschild acted as co-lead managers for this transaction.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at